NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker T: 202.689.2987 Andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

September 29, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jenifer Gallagher

Karl Hiller

Anuja A. Majmudar

Timothy S. Levenberg

RE:	Amphitrite Digital Incorporated

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 21, 2023

CIK No. 0001933762

Ladies and Gentlemen:

On behalf of Amphitrite Digital Incorporated (the “Company”), this letter responds to the letter dated September 6, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No.1 to Draft Registration Statement on Form S-1 filed on August 21, 2023 (the “Amendment No. 1 to Draft Registration Statement”). In further response to the Comment Letter and to update certain information in the Amendment No. 1 to Draft Registration Statement, the Company today is submitting to the Commission an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

Capitalized terms used but not defined in this letter have the meanings as defined in the Amendment No.1 to Draft Registration Statement. For the convenience of the Staff, we have included the text of the Staff’s comment is included in bold font type below immediately preceding the Company’s response.

Amendment No.1 to Draft Registration Statement on Form S-1

Prospectus Summary

Corporate Structure, page 2

1. We note that you identify Ham and Cheese Events LLC as your predecessor in describing the reorganization and acquisitions on page 3, and have similar disclosures elsewhere in the filing, as appear on pages 21, 60, 89, 118, 119, and F-27. However, Section 2.2 of the Asset Purchase Agreement at Exhibit 2.3 appears to exclude certain aspects of the business conducted by the entity, such as Magens Hideaway and Seas the Day Dallas.

Tell us how you considered the definition of predecessor in Rule 405 of Regulation C, in applying this term to Ham and Cheese Events LLC. For example, explain to us how you evaluated the totality of the operations being conducted by the entity in concluding that you acquired the major portion of its business and assets, including a quantitative analysis of financial information for 2021 and up to the date of conveyance, in formulating your view.

Also provide us with a copy of the complete signed Asset Purchase Agreement at Exhibit 2.3, including Addendum A, as referenced in Section 2.5, concerning material assets utilized in the business that were also excluded, Section 6, which appears to be missing from the exhibit, and any other attachments.

With regard to your disclosures of “Ham and Cheese Events, LLC d/b/a Seas the Day Charters USVI (“STDC”),” and references to STDC as an entity, if STDC is a business segment rather than a legal entity, revise all corresponding disclosures in the filing to provide this clarification, and provide disclosures in the notes to the annual and interim financial statements of the periods for which activity and balances pertaining to STDC is based on carve-out financial information.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in considering the determination of the predecessor, the Company considered the authoritative guidance in Rule 405 of Regulation C, the Staff’s interpretive guidance in Financial Reporting Manual 1170.1, and public statements by the Staff at the 2015 AICPA National Conference. In that speech, the Staff highlighted a number of factors for registrants to consider in determining the predecessor, including (but not limited to) (1) the order in which the entities are acquired, (2) the size of the entities, (3) the fair value of the entities, and (4) the ongoing management structure.

In considering the foregoing principles of predecessor determination in light of Ham and Cheese Events, LLC (“HAM”) specific facts and circumstances, as well as other factors outlined below, the management of HAM concluded that HAM is the predecessor for accounting purposes. HAM’s analysis follows:

The Order in which the Entities are Acquired.

HAM was formed in March 2012 as a Texas limited liability company and serves as the legal entity for various business units. Two individuals, Hope Stawski and Scott Stawski (collectively referred to as the “Stawskis”) own 100% of the membership interests of HAM. The operations of HAM consisted of five separate and discrete business units: 1) operations of the Seas the Day business unit (“Seas the Day BU”) consisting of a tour activities and attractions business located in Unites States Virgin Islands (USVI) and marketed under the ‘Seas the Day’ brand primarily Seas the Day Charters USVI www.seasthedayusvi.com; 2) operations of the Windy of Chicago Ltd. (“WOC”) consisting of the tour activity and attractions business for ‘Tall Ship Windy’; www.tallshipwindy.com (since acquired by HAM in January 2022 from an unrelated party and subsequently acquired by AMDI in April 2022); 3) operations of the Prosper Estate Winery and Vineyard business which was closed in May of 2021; 4) operations of the Magen’s Hideaway bed and breakfast and vacation villa business unit (“Magens BU”); and 5) marketing consulting and other miscellaneous business activities.

In April 2022, Amphitrite Digital Incorporated (“AMDI”) and STDC Holdings, Incorporated (“STDC”), a wholly owned subsidiary of AMDI was registered and incorporated under the laws of USVI.

AMDI was established to hold the operations of in-destination tour activity operators providing primarily boat tours and private boat charters using advanced digital technology platforms to market, manage and operate in-destination tours, activities and events in the U.S. and the Caribbean. Through its wholly owned subsidiaries, AMDI owns and operates more than a dozen tour and charter boats with its main operations located in USVI, Panama City, Florida and Chicago, Illinois.

STDC was formed for the purpose of acquiring the discrete Seas the Day business unit of HAM.

Between January 1, 2022 and April 19, 2022, the following events took place:

●	On January 12, 2022, HAM acquired 100% of the issued and outstanding common stock of WOC and the rights to a docking lease at Navy Pier in Chicago and lease of Tall Ship WINDY, for cash consideration of $100,000.

●	On April 1, 2022, AMDI acquired 100% of the issued and outstanding common stock of WOC from HAM for consideration of $100,000. The consideration consisted of a $100,000 note payable bearing interest at 4% per annum, secured by the common stock of WOC with all outstanding principal and accrued interest due at maturity on April 1, 2023. This transaction was deemed to be an asset acquisition and transaction between entities under common control.

●	On April 19, 2022, STDC acquired the separate and discrete Seas the Day business unit (“Seas the Day BU”) of Ham and Cheese Events LLC. In this transaction, 100% of the operating assets and 100% of the liabilities of the Seas the Day BU of Ham and Cheese Events LLC were acquired by STDC. STDC issued HAM a note payable in the amount of $551,098 as consideration for the Seas the Day BU.

In addition to the notes payable consideration issued to the owners of HAM, for their contribution of WOC and the Seas the Day BU to AMDI, AMDI, as parent company, issued a total of 6,400,000 shares of common stock to the Stawskis, majority owners of HAM (3,200,000 to each person) and another 250,000 shares of common stock to a founder.

Because HAM was formed and capitalized approximately 10 years, prior to the acquisition of Seas the Day BU by the Company’s subsidiary and the entity first controlled by the parent is determined to be the predecessor management concluded that this factor was an indicator that HAM is the predecessor entity.

The Size of the Entities.

As noted in the Company’s MD&A and financial statements, the Company accounted for the Seas the Day BU acquisition as a common control transaction under ASC 805. At the 2006 AICPA National Conference on Current SEC and PCAOB Developments, the SEC staff indicated that the predecessor entity in a common control transaction generally is the entity that was first controlled by the parent. The reorganization was considered to be a transaction between entities under common control as there was no change in the ownership structure but simply a change in the parent company of WOC and the Seas the Day BU from HAM to AMDI and a change in the reporting entity. In accordance with subtopic ASC 805-50 Business Combination, since the common-control transaction results in a change in the reporting entity, the consolidated financial statements have been retrospectively adjusted to include the assets and liabilities received in the reorganization and business operations of the Seas the Day BU for all periods presented as if the reorganization had occurred at the beginning of the period included in the consolidated financial statements, or as of January 1, 2021 and the acquisition of WOC’s issued and outstanding common stock has if it had occurred on January 12, 2022.

A summary of the basis of presentation of these consolidated financial statements is below:

●	The December 31, 2022 consolidated financial statements include AMDI (incorporated April 2022), and its wholly owned subsidiaries WOC (since acquired January 12, 2022 from HAM in a reorganization) and STDC (incorporated in April 2022) which holds the operating assets and liabilities of the Seas the Day BU (acquired from HAM on April 19, 2022).

●	The December 31, 2021 financial statements include the carved-out operating activities of the Seas the Day BU only, the predecessor. The carve-out operating activities as of and for the year ended December 31, 2021, were prepared in accordance with US GAAP and carved out from the financial statements of HAM using the historical assets and liabilities, results of operations and cash flows of HAM attributable to the Seas the Day BU.

Based on the history of AMDI and the transactions that occurred above, we have determined that the Seas the Day BU is the predecessor under Regulation C, Rule 405

Considerations of Predecessor Entity

The definition of “predecessor” in Regulation C, Rule 405 is very broad. For purposes of financial statements, designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations before the succession appear insignificant relative to the operations assumed or acquired.

In applying the definition of predecessor above, we reviewed the financial results of the Seas the Day BU, for which discrete financial information was maintained, compared to HAM in in its entirety for the year ended December 31, 2021 and through the transfer of the Seas the Day BU to STDC. This quantitative analysis is presented below:

	December 31, 2021
	Seas the Day BU	Magens BU	Prosper Estate Winery*	Marketing and Consulting	Total HAM	% of Seas the Day BU to Total
Assets	$1,681,162	$-	$87,882	-	$1,769,044	95%

Revenues	$2,059,001	$111,917	$-	$1,593	$2,172,511	95%
Expenses	$1,958,100	$102,244	$16,415	$1,814	$2,078,573	94%
Operating income (loss)	$100,901	$9,673	$(16,415)	$(221)	$93,938	110%
Absolute Value	$100,901	$9,673	$16,415	$221	$127,210	79%

	April 19, 2022
	Seas the Day BU	Magens BU	Prosper Estate Winery*	Marketing and Consulting	Total HAM	% of Seas the Day BU to Total
Assets	$2,301,459	$56,476	$-	-	$2,357,935	98%

Revenues	$1,207,708	$88,000	$-	$276	$1,295,984	93%
Expenses	$942,248	$39,474	$-	$99	$981,821	96%
Operating income (loss)	$265,460	$48,526	$-	$177	$314,163	84%
Absolute Value	$265,460	$48,526	$-	$177	$314,163	84%

*	Closed in May 2021

Analysis of Magens BU

Magens Hideway is a five-bedroom luxury villa located in St. Thomas (“Magens”). The physical asset is owned by Scott and Hope Stawski and prior to April 2022, Magens was primarily utilized by the Stawskis (100% owners of HAM) as their own vacation home supplemented by rental income from third parties via Vacation Rental By Owner (VRBO) at times when the Stawskis were not utilizing the property.

In April 2022, STDC and HAM executed an operating lease agreement for the Magens property. Under the terms of the operating lease agreement, STDC will remit $11,000 monthly to HAM and STDC will market and operate Magens. STDC is entitled to the revenue and profits generated by Magens. The physical asset of Magens resides in the ownership of the Stawski’s. However, Magens is now being marketed 100% as a bed and breakfast and vacation villa for the purpose of generating rental income from third parties (“Magens BU”).

As noted above, the revenues and expense generated by Magens were insignificant to HAM’s total assets and operations in 2021 and through April 19, 2022. Further, Magens was not designed to operate as a business until the execution of the operating lease agreement. Therefore, this fact pattern is significantly different from the reorganization that occurred between HAM and AMDI in connection with transferring the Seas the Day BU.

Seas the Day Dallas (“Dallas BU”)

The Stawskis established the Seasthedaydallas.com website to test the concept of land-based tour activities. Operations were set to begin in 2020; however, due to the difficulties of such a business model during Covid this business never commenced. The Dallas BU never generated any revenues and expenses were limited to $250 for the website.

Based on the quantitative analysis above, the Seas the Day BU comprised the signification portion of HAM; therefore, we have concluded that STDC acquired the major portion of HAM’s business and assets on April 19, 2022 in the reorganization when the Seas the Day BU assets and liabilities were acquired by STDC from HAM. Therefore, we have referred to Seas the Day BU as the predecessor in the AMDI consolidated financials for the years ended December 31, 2022 and 2021. Prior to the reorganization and acquisition of the Seas the Day BU from HAM and acquisition of WOC, AMDI had no assets, liabilities, or operations. Therefore, the Company’s management concluded that these factors support that HAM is the more significant entity and indicate that HAM is the predecessor entity.

The Fair Value of the Entities

In assessing the fair value of the entities, the Company’s management considered the following:

●	The Company’s management looked at what could reasonably be interpreted as a comparison of fair value of the Seas the Day BU compared to HAM. In assessing a fair value comparison, the Company’s management looked at a comparison of Absolute Value, defined as discounted cash flow, and Fair Market Value, defined as reasonable selling price for the business unit as metrics for the comparison.

Absolute Value comparison. In assessing Absolute Value, considering the scale and nature of the business entities involved, the Company’s management felt that Operating Income (Loss) is an adequate substitute for discounted cash flow. Upon assessment of the Seas the Day BU, Absolute Value for the fiscal period ending April 19th, 2022 was $265,460 representing 84% of HAM’s Absolute Value and for the fiscal period ending December 31, 2021 was $100,901 representing 110% of HAM’s Absolute Value.

Fair Market Value comparison. In assessing Fair Market Value, considering the scale and nature of the business entities involved, the Company’s management felt that utilizing an asset multiplier of 1.65 and a revenue multiplier of 2.0 would provide a meaningful comparison of the Fair Market Value of the Seas the Day BU compared to the Fair Market Value of HAM. This assessment was utilized merely to compare the ratio of Fair Market Value of the Seas the Day BU compared to HAM. This assessment was not used to identify the actual Fair Market Value. The results of this comparison are shown in the table below.

In USD millions	Fiscal Period Ending April 19, 2022		Fiscal Period Ending December 31, 2021
	Revenue Multiplier	Asset Multiplier	Revenue Multiplier	Asset Multiplier
Seas the Day BU	2.4	3.80	4.12	2.77
HAM	2.6	3.89	4.34	2.92
Seas the Day BU Ratio to HAM	92.3%	97.7%	94.9%	94.9%

Based on the analysis above, the Seas the Day BU comprised the larger entity based on fair value; therefore, we have concluded that STDC acquired the major portion of HAM’s business and assets on April 19, 2022 in the reorganization when the Seas the Day BU assets and liabilities were acquired by STDC from HAM. Therefore, we have referred to Seas the Day BU as the predecessor in the AMDI consolidated financials for the years ended December 31, 2022 and 2021. Prior to the reorganization and acquisition of the Seas the Day BU from HAM and acquisition of WOC, AMDI had no assets, liabilities, or operations. Therefore, the Company’s management concluded that these factors support that HAM is the more significant entity and indicate that HAM is the predecessor entity.

The Ongoing Management Structure

The fourth factor the Staff highlighted to consider in determining the predecessor, the ongoing management structure, was analyzed by the Company’s management based on the following:

●	Ham and Cheese Events LLC has two LLC members; Hope Stawski has a 55% controlling interest and Scott Stawski has a 45% controlling interest

●	Amphitrite Digital Incorporated has three founding members and sole initial shareholders; Hope Stawski with 3.2MM shares or 48%, Scott Stawski with 3.2MM shares or 48% and Pat Mullett with 0.25MM shares or 4%.

●	Hope Stawski and Scott Stawski are husband and wife collectively hold approximately 58% of Amphitrite Digital’s Common Stock as of June 30, 2023.

Therefore, the Company’s management concluded that these factors support that HAM’s management dominates the post-acquisition combined company and indicate that HAM is the predecessor entity.

Conclusion

Staff guidance and general market practice indicates that no one factor should be determinative when assessing the predecessor, but rather the assessment should be based upon a collective evaluation of all factors based on the facts and circumstances as a whole. In considering the foregoing principles of predecessor determination in light of the Company and HAM’s specific facts and circumstances outlined above, the Company concluded that the overwhelming weight of the evidence indicates that HAM is the predecessor for accounting purposes. The Company has provided a copy of the complete signed Asset Purchase Agreement at Exhibit 2.3, including all addenda, and a complete reference to Section 6.

2. We note disclosure on page 92 explaining that you sublease a villa named Magens Hideaway, which is referenced in the comment as being among the excluded assets. Tell us the extent of any associated operations have been reflected in the historical financial statements in the absence of the underlying assets, and explain your rationale. Also provide details of the leasing arrangement, including the dates the terms were negotiated and finalized.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that on April 19th 2022, AMDI entered into an operating lease agreement with HAM for the property of Magen’s Hideaway, a bed and breakfast located at 7-7B Peterborg, St. Thomas, USVI, for a term of 5 years, ending April 18th, 2027. The terms of that lease were negotiated in January of 2022 and finalized by January 31, 2022. An initial deposit of $11,000, and monthly lease payments in the amount of $11,000 were agreed consideration for the lease agreement. The lease entitles AMDI to operate a bed and breakfast and vacation villa at Magens Hideaway and entitles AMDI to 100% of all revenue and profit generated from the operation of Magen’s Hideaway.

No operations of Magens Hideaway prior to the 2022 operating lease are reflected in the historical financial statements of the Company. The physical asset is owned by Scott and Hope Stawski and prior to the April 2022 operating lease, Magens was primarily utilized by the Stawskis (100% owners of HAM) as their own vacation home with some supplementary rental income generated by Magens when not in use by the Stawskis. Further, Magens was not designed to operate as a business until the execution of the operating lease agreement. Under the operating lease, Magens is now 100% a business operation and is now marketed during the entire calendar year as a bed and breakfast and vacation villa. More detail on Company management’s rationale to exclude Magens operations from historical financial statements can be found in Company’s response to Staff Comment #1.

Further details of the Magens operating lease are as follows:

As of June 30, 2023, the weighted average lease term remining is 4.06 years and average discount rate is 13.00 % on all leases within the scope of ASC 842.

The following table summarizes the right-of-use assets and lease liabilities as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Right-of-use assets	$1,352,334	$600,988
Less: accumulated amortization	(201,082)	(85,562)
Right-of-use assets, net	$1,151,252	$515,426

	June 30, 2023	December 31, 2022
Lease liabilities related to right-of-use assets	$1,141,580	$523,578
Less: current portion of lease liabilities	(239,323)	(112,144)
Lease liabilities, net of current portion	$902,257	$411,434

The following table summarizes the supplemental cash flow information for the six months ended June 30, 2023, and 2022:

	June 30, 2023	June 30, 2022
Operating cash flows from lease liabilities	$148,080	$38,099

The following table presents the maturities of the Company’s lease liabilities as of June 30, 2023:

	Third Party	Related Party
Year Ended December 31,	Leases	Lease	Total
2023 (Remainder)	$162,889	$67,980	$230,869
2024	233,098	139,019	372,117
2025	200,445	143,190	343,635
2026	184,957	147,485	332,442
2027	184,957	37,142	222,099
Total minimum non-cancellable operating lease payments	966,346	534,816	1,501,162
Less: imputed interest	(250,823)	(108,759)	(359,582)
Total lease liability as of June 30, 2023	715,523	426,057	1,141,580
Less: current portion	(152,963)	(86,360)	(239,323)
Long-term portion	$562,560	$339,697	$902,257

Rent expense for the periods ended June 30, 2023 and 2022, including leases with a term of less than twelve months was $ 277,826 and $199,279, respectively.

Summary Unaudited Pro Forma Consolidated Financial Information, page 16

3. We note that your presentation of non-GAAP measures along with the pro forma financial information on pages 16, 54 and 55 appears to be contrary to Item (10)(e)(ii)(D) of Regulation S-K. Please revise as necessary to conform to this presentation requirement.

Response: The Company acknowledges the Staff’s comment and has revised the presentation of non-GAAP measures on pages 16, 54 and 55 to remove EBITDA and Adjusted EBITDA to conform to the presentation requirement in accordance with Item (10)(e)(ii)(D) of Regulation S-K.

Use of Proceeds, page 45

4. We note your disclosure following the tabulation of expenditures that appear to constitute your intended use of proceeds, explaining that you also intend to use $3,078,000 of the offering proceeds to acquire Paradise Yacht Management LLC in conjunction with the offering. However, on page 51 you disclose that the consideration to be paid in cash will be $3,140,000.

Please resolve the discrepancy regarding the expenditure that would be required to complete the transaction and revise your tabulation of expenditures to include this intended use of proceeds to comply with Item 504 of Regulation S-K. Also address the requirement in Instruction 1 to Item 504, regarding the priority to be assigned to the listed expenditures, and your plans if substantially less than the maximum proceeds are obtained.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the total consideration for the acquisition of the Paradise Group of Companies is $3,140,000 with $62,000 currently in escrow with the seller. The Company intends to use $3,078,000 from the offering proceeds to complete the acquisition of the Paradise Group of Companies. The Company has revised the disclosure on page 45 of the Amended Registration Statement to include additional clarification regarding the expenditure that would be required to complete the transaction and to include the intended use of proceeds to comply with Item 504 of Regulation S-K. In addition, the Company has also included the priority to be assigned to the listed expenditures, and the plans if substantially less than the maximum proceeds are obtained on page 45 of the Amended Draft Registration Statement.

Dilution, page 49

5. We note that you have partially populated the tabulation that will be used to provide a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.

However, you report total consideration of $6,067,396 in exchange for 11,368,601 common shares, which correspond to additional paid-in capital and the number of outstanding shares as of June 30, 2023, as reported on page F-6.

As the additional paid-in capital amount reflects various non-cash transactions, please revise the amount of consideration to be utilized in this presentation to reflect only the effective cash contribution to comply with Item 506 of Regulation S-K.

Response: In response to the Staff’s comment, the dilution disclosure on page 49 has been updated to reflect a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.

Unaudited Pro Forma Consolidated Financial Information

Introduction, page 51

6. We note your disclosure indicating that your pro forma information gives effect to the acquisition of Paradise Yacht Management LLC, including four subsidiaries, which you plan to complete in conjunction with the offering.

However, on pages F-53 through F-75 you present annual and interim combined financial statements for the Paradise Group of Companies, having disclosures that describe the association of the five entities as being under common control, rather than four subsidiaries of one parent.

Please revise disclosures throughout your filing as necessary to accurately describe the association between such entities to be acquired; identify the present owners, including details sufficient to understand the basis for the combined financial presentation.

Please file the acquisition agreement with your next amendment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Paradise Group of Companies (“PGC”) consists of five entities which have common ownership and control. PGC includes Paradise Yacht Management, LLC, formed in July 2015, and its wholly owned subsidiary PYM (BVI) Ltd, formed in May 2022; Paradise Yacht Sales, LLC, formed in November 2019; CharterSmarter, LLC, formed in August 2020; and Paradise Yacht Clearing, LLC, formed in August 2021, (collectively referred to as “PGC” or “Paradise Group of Companies”). The Company has previously filed as Exhibit 2.5 the Membership Interest Purchase Agreement dated March 24, 2023, by and among the Company, Steve Schlosser, Michael Hampton, and Stefan du Toit, together the owners of PGC. The Company has also previously filed a First, Second and Third Amendment to the Membership Interest Purchase Agreement, dated June 6, 2023, July 31, 2023 and September 15, 2023, as exhibits 2.6, 2.7 and 2.8 respectively. In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended Registration Statement to accurately describe the association between PGC entities, identified the present owners, and provided sufficient details to understand the basis for the combined financial presentation.

7. We note your disclosure indicating the pro forma balance sheet gives effect to the acquisitions and offering as if these had been completed on January 1, 2022.

Please refer to Rule 11-02(a)(6)(i)(A) and (c)(1) of Regulation S-X, regarding the effective dates of reference to use when preparing the pro forma balance sheet and revise as necessary to conform to these requirements.

Response: The Company acknowledges the Staff’s comment and has revised the pro forma financial statements starting on page 51 of the Amended Registration Statement to give effect to the Paradise Group of Companies acquisition, Paradise Adventures LLC acquisition and the financial impact of this Offering as following: The summary unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the of acquisition of Paradise Adventures LLC on January 18, 2023 as if it had occurred on January 1, 2022. The summary unaudited pro forma condensed combined balance sheet as of June 30, 2023, gives effect to the acquisition of the Paradise Group of Companies, to occur with the Use of Proceeds from this Offering, as if it had occurred on June 30, 2023. The summary unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the of acquisition of the Paradise Group of Companies, to occur with the Use of Proceeds from this Offering, as if it had occurred on January 1, 2022. The summary unaudited pro forma condensed combined balance sheet as of June 30, 2023, gives effect to the financial impact of this Offering, as if it had occurred on June 30, 2023. The summary unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the financial impact of this Offering, as if it had occurred on January 1, 2022.

8. Please expand your disclosures to include a reference for each pro forma adjustment in your tabulation and a corresponding note that clearly explains your basis or rationale for the adjustment and any assumptions made in calculating the amount to comply with Rule 11-02(a)(8) of Regulation S-X.

Also provide corresponding details regarding the components of any adjustments that are presented on a net basis, including quantification.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the pro forma financial statements starting on page 51 of the Amended Registration Statement to comply with Rule 11-02(a)(8) of Regulation S-X. This revision specifically treats transaction accounting adjustments and management’s adjustments in accordance with the requirements of Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosure about Acquired and Disposed Businesses.” In addition, the Company has modified the Notes to provide a clear explanation and basis for each adjustment.

Transaction Accounting Adjustments for Consolidated Statement of Operations, page 57

9. We note your disclosure explaining that you have compiled various adjustments to give effect to events that you believe are “directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact.”

However, the criteria that you describe no longer governs the adjustments that are required in preparing pro forma financial statements pursuant to Article 11 of Regulation S-X. You may refer to SEC Release No. 33-10786 for clarification of changes involving terminology, adjustment classifications, and the basis for pro forma adjustments.

Please revise your pro forma financial statements as necessary to comply with the applicable requirements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the pro forma financial statements starting on page 51 of the Amended Registration Statement to comply with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786. This revision specifically treats transaction accounting adjustments and management’s adjustments in accordance with the Regulation S-X requirements.

10. We note you include adjustments to remove transaction costs and nonrecurring expenses related to the acquisitions and offering. Please refer to Rule 11-02(a)(6) of Regulation S-X and Section II.D.1.c of SEC Release 33-10786 which includes guidance regarding the inclusion of transaction accounting adjustments for nonrecurring items and revise your pro forma statements of operations accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the pro forma financial statements beginning on page 51 of the Amended Registration Statement to comply with Rule 11-02(a)(6) of Regulation S-X and Section II.D.1.c of SEC Release 33-10786. This revision specifically treats transaction accounting adjustments appropriately and moves management’s adjustments to the Notes section in accordance with the Regulation S-X requirements.

11. Please present a pro forma adjustment and accompanying note disclosure, calculating the tax expense (benefit) relating to the transaction accounting adjustments. If there is no tax effect due to the application of loss carryforwards or other aspects of tax accounting, an explanation should be provided in a note to the pro forma financial statements to comply with Rule 11-02(b)(5) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that the Company has included as Note 4: Tax Effect in the pro forma financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 63

12. We note that you present a summary of your results of operations for the last two fiscal years and comparative subsequent interim periods on page 65, which is immediately followed by a discussion of the interim periods on pages 65-67. However, a separate discussion covering the fiscal year ended December 31, 2022 in comparison to December 31, 2021 does not appear until pages 78 and 79, following one of two sections pertaining to Liquidity and Capital Resources.

Please modify and expand this section of your filing to reposition disclosures on the topics prescribed by Item 303 of Regulation S-K, to gather and more closely align content based on the nature or focus of the discussion and analysis, and to also encompass the activity reported for the earliest year in your historical financial statements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company has repositioned the results of operations to present first the discussion covering our earliest historical fiscal year presented; fiscal year ended December 31, 2022 in comparison to December 31, 2021 followed by discussion of the most recent interim period. Additionally, the Company has expanded and/or modified disclosures to comply with the requirements of Item 303 of Regulation S-K.

Our Business

Company History, page 89

13. We note your response to our prior comment 13. Please disclose the leases that are past their listed expiration dates that have been filed as exhibits, and discuss the status of any negotiations to extend the leases or plans to replace them.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the lease sections in both the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Our Business” sections to clearly indicate leases which have been renewed or extended, and leases that may have expired and the status of any negotiations to extend the leases or plans to replace them. The Company has reviewed each lease that has been filed as an Exhibit, and we have updated the Exhibits with the appropriate documentation for lease extensions or renewals, as applicable.

Business

The Company Fleet of Maritime Charter and Tour Vessels, page 92

14. We note that in response to prior comment 15 you added various details related to four categories of vessels on page 93, such as the numbers of day charters, executed reservations, guests, and weeks of charters for the six months ended June 30, 2023, although without clarifying how such details reflect capacity and utilization.

For example, you indicate the “available utilization” for private day charters is 93%, and 20 weeks for private term charters, without clear association with any measure of capacity, or utilization using the number of day charters or weeks of charters booked during the six month period. We also note that you provide guest counts in disclosures on pages 91 and 92 covering a twelve month period ended March 31, 2023, though also without clear association with any measure of utilization relative to capacity.

Please update such disclosures to coincide with the periods covered by your financial statements and expand your disclosures to explain how you define capacity for each material ship or category (i.e. the measure of availability for service during the course of a year), and indicate the periods of time that ships are generally unavailable.

Please include percentages of utilization based on activity for the twelve months ended June 30, 2023, relative to the available capacity, adjusted as necessary to reflect any partial periods of ownership and clarify how seasonal factors impact demand and have been factored into any partial-year measures of utilization.

In addition, please identify the charter category to which each of the vessels listed on pages 93-96 have been assigned.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the “Business” section specific to ‘The Company Fleet of Maritime Charter and Tour Vessels.’ The Company has revised such disclosures to reflect the fiscal periods covered by the Company’s financial statements. The Company has modified its disclosures to provide more detail on capacity, utilization, ship category, and availability. The Company has also modified its fleet chart on pages 93-96 and has provided the charter category for each vessel.

Financial Statements, page F-1

15. We note the audit report for the financial statements of Paradise Adventures LLC on page F-43 does not identify the auditor or indicate the report has been signed, and that the audit report for the financial statements of either Paradise Yacht Management, LLC or Paradise Group of Companies on page F-66 does not appear to be signed.

Please obtain and file audit opinions that identify the auditor and include a conformed signature to comply with Rule 2-02 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and in response has filed the audit opinions that identify the auditor and include a conformed signature for the financial statements of Paradise Adventures LLC and Paradise Group of Companies.

16. We note that while the audit opinion on page F-66 indicates it covers the combined financial statements of Paradise Yacht Management, LLC and its subsidiaries, the accompanying financial statements are identified as those of Paradise Group of Companies, and are described on page F-71 as being comprised of five entities that are “related through common ownership,” including Paradise Yacht Management, LLC as one of the five entities combined.

Please discuss this observation with your auditor and arrange to obtain and file a revised audit opinion that clarifies whether the audit opinion covers combined financial statements of Paradise Yacht Management LLC, or combined financial statements of Paradise Group of Companies, including the five entities. However, as the disclosure on page F-71 also states that the yachts held by the entities combined are “...managed by the Paradise Group on behalf of yacht owners, in which the Paradise Group controls the yacht through its management services,” the disclosures should be revised to clarify the nature of support for the combined financial presentation.

Provide us with a schedule listing the owners of and their relative interests in the five entities combined, and explain how they are related to one another if this is not readily apparent. Also identify the individuals that own or comprise the Paradise Group, clarify whether this is a separate legal entity, and explain how the variable interest entity guidance in FASB ASC 810 was applied in determining that control was established via the contractual arrangements if applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-66 and throughout the Amended Registration Statement to accurately describe the association between PGC entities, identified the present owners, and provided sufficient details to understand the basis for the combined financial presentation.

The Paradise Group of Companies (“PGC”) consists of five entities, which have common ownership and control. Paradise Yacht Management, LLC (“PYM”), formed in July 2015, and its wholly owned subsidiary PYM (BVI) Ltd, formed in May 2022, Paradise Yacht Sales, LLC (“PYL”), formed in November 2019, CharterSmarter, LLC (“CS”), formed in Augusts 2020, Paradise Yacht Clearing, LLC (“PYC”), formed in August 2021.(collectively referred to as the “Company”). The four entities of PYM, PYL, CS and PYC are commonly controlled by three individuals: Michael Hampton, Steve Schlosser and Stefan du Toit who hold 45%, 45% and 10% membership interest of each entity, respectively.

As each legal entity is clearly controlled by the same three individuals at the same ownership percentage, the Company believes it has met ASC 810 U.S. GAAP standards regarding financial consolidation for multi-entities.

Amphitrite Digital Incorporated

Six Months Ended June 30, 2023 and 2022, page F-2

17. We note that you have changed the composition of gross profit and cost of revenue on page F-5, relative to the corresponding presentation on page F-24, whereby the figures for the recent interim period appear to exclude costs that would be attributable to cost of revenue in accordance with GAAP.

Please revise your interim presentation of gross profit as necessary to reflect all costs of revenues in the measure as you appear to have done in the annual presentation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure in accordance with GAAP the composition of gross profit and cost of revenue on the Company’s interim financial statements on page F-5 to correspond with the Company’s audited year-end financial statements on page F-24.

Fiscal Years ended December 31, 2022 and 2021

Consolidated Statements of Changes in Stockholders’ Deficit, page F-25

18. We understand from your response to prior comment 18 that although you completed a reorganization of entities under common control, you do not regard your departure from the requirement to report this transaction by retrospectively adjusting the Statement of Changes in Stockholders’ Deficit to be material.

However, we believe this requirement is fundamental to the presentation and therefore do not believe the disparate or incomplete approach may be supported as you have expressed and therefore continue to believe that you will need to comply with this requirement. Please also provide the information required by FASB ASC 250-10-50-7.

Given the nature of these changes, we expect that you will need to obtain and file an updated or dual dated opinion from your auditor, including explanatory language referencing the restatement, consistent with paragraph 18e of PCAOB Auditing Standard 3101.

Response: In response to the Staff’s comments, we have restated our consolidated statements of changes in stockholders’ deficit for the years ended December 31, 2022 and 2021 on page F-25 of the Amended Registration Statement. We have revised the financial statements by relabeling the appropriate columns “Restated” and our auditor has revised its report to reference the restatement consistent with paragraph 18e of PCAOB Auditing Standard 3101.

Note 10 - Reorganization Between Entities Under Common Control, page F-35

19. We note your response to prior comment 19 referencing disclosure in Note 1 on page F- 27, and revisions made to Note 10 to more clearly distinguish between STDC and STDC Holdings Inc. However, this note continues to include duplicative disclosures in the second and third points, regarding the conveyance of “certain operating assets and liabilities of Ham and Cheese, LLC d/b/a Seas the Day Charters USVI,” inconsistent descriptions of the counterparties involved in the transactions, and unclear disclosure describing the shareholders of Ham and Cheese Events LLC, as “the super majority of STDC Holdings Inc., through their ownership of AMDI common stock.”

As STDC appears to refer to a business segment of Ham and Cheese Events, LLC rather than a legal entity, please further clarify all references to STDC as the counterparty in the conveyances throughout the filing to clarify that Ham and Cheese Events, LLC was the legal entity and counterparty in these transactions, where applicable. It also appears that disclosure on page F-27 stating that “STDC Holdings was part of Ham and Cheese, LLC” should be corrected to clarify that you are referring to the business segment known as Seas the Day Charters USVI, rather than STDC Holdings, which you have indicated was formed as a subsidiary of AMDI.

Please file as an exhibit the Vessel Purchase and Sale Agreement between Windy of Chicago Ltd. and Tall Ship Adventures of Chicago, Inc., as previously requested.

Response: The Company acknowledges the Staff’s comment and has revised the financial statements and has made changes throughout the Amended Registration Statement to provide clarity to the references of Seas the Day USVI business unit of Ham and Cheese Events LLC and STDC Holdings Incorporated, a subsidiary of Amphitrite Digital Incorporated.

The Vessel Purchase and Sale Agreement between Windy of Chicago Ltd. and Tall Ship Adventures of Chicago, Inc. has been filed as Exhibit 10.61.

Paradise Adventures LLC

Statements of Operations and Members’ Equity, page F-45

20. We note the cost of revenue and gross profit measures do not reflect depreciation. Please revise the presentation as necessary to show the portion of depreciation that is attributable to cost of revenue within the measure of gross profit. For example, it may be shown on a separate line directly below cost of revenue excluding depreciation, and above the measure of gross profit.

Please refer to SAB Topic 11:B if you require further clarification or guidance; the accommodation for presenting cost of revenue excluding allocable depreciation or other amounts requires parenthetical notation and does not extend to measures of gross profit.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has amended Paradise Adventures LLC financial statements, and the Company’s auditor has re-issued review and/or opinion letters and letters of consent to reflect the portion of depreciation that is attributable to cost of revenue within the measure of gross profit.

Paradise Yacht Management LLC

Note 2 - Significant Accounting Policies Revenue

Recognition, page F-72

21. We note disclosure indicating the company may be regarded as the principal for the managed services provided to yacht owners and that revenue is therefore recognized on a gross basis.

Please provide us with the accounting analysis of the principal versus agent considerations in FASB ASC 606-10-55-36 through 55-40, along with a summary of the relevant contract provisions that are common to all of the underlying agreements, and details of any variations that may lead to different conclusions.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff as follows:

Nature of Business:

Paradise Yacht Management (“PYM” or the “Company”) is the leading Caribbean term charter yacht management company strategically based in the Virgin Islands. PYM offers yacht owners a turn-key, 24/7, yacht management solution and specialize in 45’ – 80’ catamarans. PYM’s revenues are generated from two sources: 1) yacht owners themselves who pay PYM a monthly management fee, and 2) yacht charter fees charged to charter customers. The Company also generates maintenance income, a small amount of revenue as a broker (connects yacht charter customer with the yacht) and as a charter booking clearing house (2%).

Day to Day Operations:

PYM and Boat Owner

PYM executes a Management Agreement (“MA”) with a boat owner (“Owner”). The Owner desires to utilize their Yacht to provide paid charters to charter guests in and around the US and British Virgin Islands. In the MA, the Owner hires PYM to exclusively manage the Yacht for the purpose of providing paid charters to charter guests. PYM desires to exclusively management the Owner’s Yacht for the purpose of providing paid charters in exchange for service fees. The MA is generally for a two-year term with automatic renewal for an additional term of 2 years unless terminated. The MA is terminable by either PYM or the Owner with a 60-day written notice.

Below is a summary of the services PYM is to provide under the MA:

●	Financial Management Services - PYM will establish a separate bank account for the Yacht for which Paradise will be the sole signatory (“Yacht Account”); payment of Yacht Expenses including crew compensation and brokerage fees out of the Yacht Account on behalf of Boat Owner; tracking of expenses related to the operation and charter of the Yacht; and the collection and deposit of charter income into the Yacht Account.

●	Monthly Financial Reporting - PYM will provide the Owner with a monthly financial report that includes the Yacht profitability, no later than the 30th day of the succeeding month, and an annual statement reflecting all receipts and expenses related to the operation and charter of the Yacht.

●	Clearing House - Owner agrees to engage Paradise Yacht Clearing, LLC (related entity) as the exclusive agent/clearing house for any charters of the Yacht and pay Clearing its standard fees and commissions which is typically around 2% of the Charter price. PYM may, at its option, accept paid Yacht charters that are booked through independent charter brokers or travel agents, in which a 15% commission of the Charter will be paid from the Yacht account.

●	Maintenance - PYM will arrange for the maintenance of the Yacht, either through its employees or independent contractors and arrange for a boat slip. Owner will provide, at all times, a $20,000 deposit with PYM which will be used as a working capital fund by PYM.

●	Yacht Expenses - Owner is responsible for all expenses related to charter trips, contractor and crew compensation, maintenance and repair related expenses and broker, clearing and service related fees. PYM is responsible for managing this process, via the yacht account. In the event, Yacht expenses exceed net income in a particular month, Owner agrees to allow PYM to use any excess maintenance funds (see above). In the event Yacht expenses exceed net income and the maintenance fund Owner agrees to pay such expenses to PYM on demand.

●	Owner Yacht Usage - Owner will have the option to use the Yacht for their own personal use with at least 30 days advance written notice to PYM.

PYM Fees

PYM receives the following fees for the management services:

○	One time set-up fee of $800

○	$1,000 per month administrative fee

○	Charter management fee 18% of net charter profit.

PYM and Charter Guest

All Charter clients (Charterer) execute a Charter Yacht Brokers Association (CYBA) inclusive charter agreement (CYBA Agreement). The CYBA Agreement is between the following parties:

Yacht Owner (signed by PYM on their behalf)

Charterer

Broker (Travel agent)

Stakeholder (Clearing house)

Charter clients agree to pay a charter fee which includes the hiring of the vessel, the services of a fully licensed Crew, meals, standard ship’s bar, fuel, cruising taxes and permits, clearance taxes, mooring fees and all expenses related to running of the Yacht and use of on-board leisure and sports equipment. Section 6 of the CYBA Agreement includes general language regarding cancellation of charters by the charterer or by owner (PYM).

Charter fees are generally due half upon booking and half 30 days before the Yacht charter departing and are held in escrow by the clearing house

Given the three parties involved in the revenue generating activities of PYM, PYM performed an analysis to determine if they were the principal or agent in the revenue generating activities as described by ASC 606 Revenue from Contracts with a Customer.

First PYM identified all parties involved in the revenue generating activities of PYM.

●	Customer – Yacht Charterer

●	Yacht Owner – Individuals who hire PYM to manage the Yacht and provide charters

●	Service Provider – PYM (provides service to both the Charterer and the Yacht Owner)

Relevant Guidance:

Accounting Standards Update No. 2016-08 issued in March 2016 – Revenue from Contracts with Customers (Topic) 606 : Principal vs Agent Considerations (ASU 2016-08)

Amendments in this Update effect entities with transactions included within the scope of Topic 606 which includes entities that enter into contracts with customers to transfer goods and services in exchange for consideration. Effective dates of ASU 2016-18 coincide with the effective dates of 2014-09 Revenue from Contracts with Customers, which is effective for public entities for fiscal years beginning after December 15, 2017. ASU 2016-18 amended paragraphs 606-10-55-36 – 55-40 and added paragraphs 606-10-55-36A, 606-10-55-37A – 37B, and 606-1055-39A. We referred to the guidance in ASC 606-10-55-36 – 55-40 in our analysis. We noted that ASC 606-10-55-40 was not applicable to our specific fact pattern, as another entity does not assume the performance obligations being provided by PYM.

In general, an entity is principal (requiring gross reporting) if it controls the specified good or service before that good or service is transferred to the customer. ASU 2016-08 provides indicators to assist an entity in determining whether it controls the specified good or service before its transferred to the customer.

ASC 606-10-25-25 Defines controls as follows: Goods and services are assets, even if only momentarily, when they are received and used (as in the case of many services). Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash inflows that can be obtained directly or indirectly in many ways such as by:

a.	Using the asset to produce goods or provide services

b.	Using the asset to enhance the value of the other assets

c.	Using the asset to settle liabilities or reduce expenses

d.	Selling or exchanging the asset

e.	Pledging the asset to secure a loan

In PYMs fact pattern their revenue generating activities are similar to (a) above as they use an asset (Yacht) to provide services to the Yacht owner in the form of management services specific to providing week-long term yacht charters to guest. b – e above are not applicable in this case. Often, it will be clear that an entity controls a good or service before it is transferred to a customer because the entity acquired the good (i.e., obtained control) from a third party before transfer of the good to the customer or is providing a service itself by using its own resources. However, other scenarios may not be as clear, including, but not limited to, the following:

●	An entity arranges to have a product shipped directly from the manufacturer to the customer. Not applicable.

●	An entity obtains physical possession of a product but does not take legal title to it (or takes legal title to it only momentarily when it is sold to the customer). Applicable – PYM physically possesses the Yacht but never takes legal title.

●	An entity has some, but limited, discretion in determining (1) the party from whom it can purchase the product (i.e., the vendor), (2) the party to whom it can sell the product (i.e., the customer), or (3) both. Not applicable.

●	An entity distributes intellectual property to its customers (e.g., software, software as a service, digital media) but does not own the underlying intellectual property. Not applicable.

●	An entity uses a third party to provide some or all of a service to the customer. Not applicable.

●	The customer is unaware of a third party’s involvement in providing the good or service. Applicable – the Charterer has no involvement with the actual Yacht owner. PYM manages the entire Yacht Charter experience. Neither the broker or the Charterer is aware or has contact with the Yacht owner.

●	Situations in which more than three parties are involved and there are different relationships among the parties. Not applicable.

Given PYM’s fact pattern, met some of the scenarios below, the determination of principal vs. agent continues.

In these scenarios, it is particularly important to evaluate whether the entity is obligated to provide the specified good or service to the customer itself (i.e., the entity’s performance obligation is to provide the specified good or service to the customer) or is arranging for the specified good or service to be provided by a third party. An entity may find the following questions helpful in making this assessment when a third party is involved in providing the goods or services to the customer:

●	Is the entity limited in whom it can purchase the goods from (i.e., the vendor)? Similarly, is the entity limited in whom it can sell the goods or services to (i.e., the customer)? No – PYM can obtain any Yacht owners and provide managed services. Further, PYM can provide charters to anyone who books a Yacht Charter.

●	Which party (i.e., the entity or third party) does the customer believe it is purchasing the good or service from? PYM – the Charterer/customer has no interaction with the Yacht Owner. In the MA with the Yacht Owner, it states “Owner desires to have PYM exclusively manage the Yacht for the purpose of providing paid charters to Charter Guests.” PYM is responsible for providing the Captain and Crew that will service the Yacht charter for charter guest. Guests and brokers have no interaction with yacht Owners and PYM is their primary contact.

●	Is the entity obligated to identify an alternative supplier or service provider if the third party cannot perform? PYM is responsible for providing the Charterer with a Yacht. In the event of a mechanical issue, PYM can move a charter or crew from one yacht to another when needed. For example, a term charter on yacht A cannot be fulfilled due to a mechanical failure. PYM will move the term charter to Yacht B from Yacht A and negotiate any variation in pricing with the guest.

●	Is the entity primarily obligated to rectify warranty or service issues associated with the good or service sold to the customer? Yes (see above and below).

●	Does the entity have the resources to rectify warranty or service issues, or is it reliant on the third party to rectify them? Yes – PYM would be responsible for rectifying any issues that come up during the yacht charter.

●	Is the entity required to maintain an inventory of goods on hand, or does the entity purchase goods only once it receives a purchase order from the customer? The only inventory would be in the form of food and beverage for the guests during the Yacht charter which PYM is responsible for procuring.

●	Is the entity obligated to accept product returns irrespective of its ability to return products to the supplier? Not applicable

606-10-55-36 When another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). An entity determines whether it is a principal or an agent for each specified good or service promised to the customer. A specified good or service is a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer (see paragraphs 606-10-25-19 through 25-22). If a contract with a customer includes more than one specified good or service, an entity could be a principal for some specified goods or services and an agent for others.

The primary difference between a principal and an agent is the nature of the performance obligation being satisfied. The principal has a performance obligation to provide the specified good or service to the end consumer, whereas the agent merely arranges for the principal to provide the specified good or service (ASC 606-10-55-36)

606-10-55-36A To determine the nature of its promise (as described in paragraph 606-10-55-36), the entity should:

a.	Identify the specified goods or services to be provided to the customer (which, for example, could be a right to a good or service to be provided by another party [see paragraph ###-##-####]). The specified service in this analysis is a week-long term charter vacation sold to charter guests (the customer). This meets the ‘distinct’ test per ACC 606-10-25-19.

b.	Assess whether it controls (as described in paragraph 606-10-25-25) each specified good or service before that good or service is transferred to the customer. ASC 606 states that “[a]n entity is a principal if it controls the specified good or service before that good or service is transferred to a customer” (ASC 606-10-55-37). Please find our detailed analysis below

606-10-55-37 An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. However, an entity does not necessarily control a specified good if the entity obtains legal title of a product to that good only momentarily before legal title is transferred to a customer. An entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or it may engage another party (for example, a subcontractor) to satisfy some or all of the performance obligation on its behalf.

PYM acts as the principal and controls the service to the guest due to the following factors:

●	PYM has control over charters and directs the crew (employed as independent contractors) to provide the service to the guest using 1) PYM standards and procedures, 2) the individual contracts (independent contractor agreement) with crew, and 3) active involvement and direction to crew on an ongoing basis. PYM is primarily responsible for fulfilling the promise to provide the specified service to guests.

●	PYM controls the yacht’s calendar. If an owner wants to use the yacht, they must provide 30 days advance written notice, and cannot use the yacht during periods where there is a booking or ‘hold’ on the yacht’s calendar.

●	PYM is responsible, via the crew, to control costs of a charter. This includes tracking of provisioning costs, guidelines for allowed dockage fees and using 3rd party vendors to perform certain charter related preparation (yacht cleaning services, 3rd party provisioners).

●	During the ‘off season’ (Aug-Oct) PYM is responsible to ensure the yacht gets to a haul out location outside the hurricane belt, and coordinates all related services for yachts to be hauled out and stored.

●	When cruising taxes, or other applicable taxes, are levied on charters, PYM is responsible to collect and pay these taxes to the relevant authorities. For example, the British Virgin Islands charge a cruising tax on all charters when entering the country.

●	PYM has full control of receiving the full term charter fees, as well as term charter expenditure via debit and credit cards issued to crew, wires and check payments. All these bank accounts, debit and credit cards are under PYM EID number and managed by PYM.

While PYM never takes legal title of the Yacht being used to provide the charter to guests, PYM controls the service being provided to the customer. This was demonstrated in the analysis above. PYM is responsible for providing the Yacht, Captain, Crew and all other amenities to the Yacht charter guests. PYM utilizes independent contractors in most instances to provide the services (see fulfillment responsibility analysis as well below).

606-10-55-37A When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a.	A good or another asset from the other party that it then transfers to the customer. In our fact partner, PYM obtains control (see above) of the Yacht from an Owner in order to provide yacht charter services to paid guests.

b.	A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf. PYM is responsible for hiring the Captain and Crew for the Yacht charter experience.

c.	A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 606-10-25-21(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service. See comments above – PYM obtains the use of a Yacht from an Owner and then is responsible for managing the entire process of completing Yacht charters.

606-10-55-39 Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal [see paragraph 606-10-55-37]) include, but are not limited to, the following:

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

●	PYM provides 24/7 support to yachts and crews while on charter. This includes emergency operational support, as well as pre and post charter operations. If there is an emergency on a yacht (Covid outbreak, guest injury, etc.), PYM is responsible to manage the emergency and provide support.

●	PYM can move a charter or crew from one yacht to another when needed. For example, if a term charter on yacht A cannot start due to mechanical failure PYM will move the term charter to Yacht B from Yacht A and negotiate any variation in pricing with the guest.

●	PYM is responsible for coordinating preference sheet from guests, coordinating pre-charter calls between guests and crew, and coordinating charter itineraries for guests. PYM is also responsible to manage all post charter guest comments and issues.

●	Guests and brokers have no interaction with yacht owners, and PYM is the primary contact for guests and brokers.

●	PYM is responsible to settle guest and broker disputes, and refund term charter fees if applicable.

●	PYM has a formal training program (including assessments and bi-annual evaluations) for crew that includes everything from safety, captains’ briefings, building vacation itineraries, financial controls, local knowledge, managing complex guest behavior and maintenance.

b.	The entity has inventory risk before the specified good or service has been transferred to a customer, or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer Not applicable to PYM’s fact pattern since PYM is providing a service versus a good in its revenue generating activities.

c.	The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

●	PYM is responsible for setting term charter pricing, discounts and to accept or reject term charters.

●	PYM lists all yachts and calendar availability, together with pricing of yachts, on its digital channels (social media, websites, email newsletters), and any booking is managed by PYM.

●	PYM’s fee structure is split into a fixed monthly fee, as well as a percentage of each charter’s net profit, indicating that PYM’s fee is dependent on PYMs ability to determine the top line price and controlling costs for each charter.

●	If a guest needs to be refunded a portion of the term charter fee, for example, the charter had to be cancelled in the middle of the vacation, PYM negotiates the refund amount with the guest.

606-10-55-38 An entity is an agent if the entity’s performance obligation is to arrange for the provision of the specified good or service any another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity’s fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.

PYM has concluded that they are the principal in their revenue generating activities versus agent as PYM controls the specified services being provided to the end user. This is predicated on the fact that the customer’s have no interaction with the yacht Owner and ultimate responsibility for providing the yacht charter is completed by PYM. PYM also bears the risk of loss if yacht expenses are not controlled, charters are not booked or if charters are not profitable as PYMs revenue is primarily from the net profit earned on a Yacht charter. PYM considered the following to be relevant indicators that they are the Principal in their revenue generating activities:

1.	PYM controls pricing.

2.	PYM is responsible for all financial elements of the yacht charter and controls the bank accounts set up for each boat.

3.	PYM is responsible for the charter guests charter experience satisfaction.

4.	PYM is responsible for the delivery of the services. If there is any issue - the charter guest(s) deal with PYM.

5.	The customer has no interaction or commercial arrangement with the actual yacht Owner.

6.	PYM is obligated to find another yacht if there is an issue.

7.	PYM is responsible for providing a yacht, captain and crew to the yacht charter guests. If any issues result, PYM would be responsible for finding a replacement.

8.	PYM is responsible for charter pricing and managing the yacht charter expenses and controlling the ultimate profit.

9.	PYM’s performance obligation is to provide and manage the week-long term yacht charter to the charter customer.

Conclusion:

The Company has concluded that PYM is the principal in the sales transaction based on the analysis above. Therefore, revenue is recognized at its full gross amount and the costs or Yacht Expenses required to provide the yacht charter services to the customer are reflected as cost of goods sold. The Company follows the guidance below. Given the conclusion, PYM will recognize revenue on the “gross basis.” 606-10-55-37B When (or as) an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service.

Exhibits

22. Given that you have included review reports from the independent accountants on pages F-2 and F-53, along with the unaudited interim financial statements of AMDI and Paradise Group of Companies, you will need to obtain and file as exhibits, letters from the independent accountants acknowledging their awareness of your use of the review reports in the registration statement to comply with Item 601(b)(15) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company filed letters from the independent accountants acknowledging their awareness of our use of the review reports in the registration statement as Exhibits 15.1 and 15.2 to the Amended Registration Statement.

*   *   *   *   *

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Andrew Tucker at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker

Andrew M. Tucker

cc:	Scott Stawski, Executive Chairman, Amphitrite Digital, Inc. Rob Chapple, Chief Executive Officer, Amphitrite Digital, Inc.